UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*



                       Trump Entertainment Resorts, Inc.
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                                (Name of Issuer)



               Common Stock of the par value of $0.001 per share



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                         (Title of Class of Securities)


                                   89816T103
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                                 (CUSIP Number)


                                November 2, 2007
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             (Date of Event that Requires Filing of this Statement)




Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

      [  ] Rule 13d-1(b)
      [x ] Rule 13d-1(c)
      [  ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of

1934 (the "Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act.



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CUSIP No. 89816T103                    13G
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1.    NAME OF REPORTING PERSON

      Sam Chang
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [  ]
                                                                     (b) [  ]

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3.    SEC USE ONLY
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4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
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      NUMBER                   5.   SOLE VOTING POWER: 2,201,719
      OF SHARES                -------------------------------------------------
      BENEFICIALLY             6.   SHARED VOTING POWER: 0
      OWNED BY                 -------------------------------------------------
      REPORTING                7.   SOLE DISPOSITIVE POWER: 2,201,719
      PERSON WITH              -------------------------------------------------
                               8.   SHARED DISPOSITIVE POWER: 0
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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

                               2,201,719
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10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES  [   ]
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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)*

                               7.0%
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12.   TYPE OF REPORTING PERSON

                               IN
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*Based on the Issuer's Form 10-Q for the quarterly period ended June 30, 2007.



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CUSIP No. 89816T103                    13G

ITEM 1.

      (a)   Name of Issuer:

            Trump Entertainment Resorts, Inc.


      (b)   Address of Issuer's Principal Executive Offices:

            1000 Boardwalk at Virginia Avenue

            Atlantic City, New Jersey 08401

ITEM 2.

      (a)   Name of Person Filing: Sam Chang

      (b) Address of Principal Business Office: 420 Great Neck Road, Great Neck, NY 11021

       (c)   Citizenship: United States of America

       (d) Title of Class of Securities: Common Stock of the par value of $0.001 per share

      (e)   CUSIP Number: 89816T103

ITEM 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b) OR 13D-2(b) OR
            (c), CHECK THE STATUS OF THE PERSON FILING:

   (a)   /  /    Broker of dealer registered under section 15 of the Act;
   (b)   /  /    Bank as defined in section 3(a)(6) of the Act;

   (c)   /  /    Insurance company as defined in section 3(a)(19) of the Act;
   (d)   /  /    Investment company registered under section 8 of the
                 Investment Company Act of 1940;
   (e)   /   /   An investment adviser in accordance with (S)240.13d-
                 1(b)(l)(ii)(E);
   (f)   /  /    An employee benefit plan or endowment fund in accordance with
                 (S)240.13d-1(b)(1)(ii)(F);
   (g)   /  /    A parent holding company or control person in accordance with
                 (S)240.13d-1(b)(1)(ii)(G);
   (h)   /  /    A savings association as defined in Section 3(b) of the
                 Federal Deposit Insurance Act;
   (i)   /  /    A church plan that is excluded from the definition of an
                 investment company under section 3(c)(14) of the Investment
                 Company Act of 1940;
   (j)   /  /    Group, in accordance with (S)240.13d-1((b)(l)(ii)(J)




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CUSIP No. 89816T103                    13G

ITEM 4.     OWNERSHIP:

       (a)  Amount beneficially owned: 2,201,719 shares

      (b)   Percent of class*: 7.0%

      (c)   Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote: 2,201,719

            (ii)  Shared power to vote or to direct the vote: 0

            (iii) Sole power to dispose or to direct the
                  disposition of: 2,201,719

            (iv) Shared power to dispose or to direct the disposition of: 0

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON: N/A

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: N/A

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP: N/A

ITEM 10.    CERTIFICATIONS:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




* Based on the Issuer's Form 10-Q for the quarterly period ended June 30, 2007.



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CUSIP No. 89816T103                    13G


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 9, 2007




                               By: /s/ Sam Chang
                                   -------------------
                                   Sam Chang



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